Exhibit 99.1

Weibo Reports Third Quarter 2021 Unaudited Financial Results

BEIJING, China – November 11, 2021 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

“We delivered another solid quarter, with sustained user growth and top line expansion,” said Gaofei Wang, CEO of Weibo. “In September, both our MAUs and DAUs continued to grow from prior quarter, driven by a greater focus on Weibo's core positioning in social media, strong execution ability, effective channel investment strategies and the Olympic Game effect. We are committed to responding positively to the new regulatory requirements, and are confident that the new regulatory environment will benefit the internet sector, and empower Weibo’s user growth and monetization in the long run.” Mr. Wang concluded.

Third Quarter 2021 Highlights

•	Net revenues were $607.4 million, an increase of 30% year-over-year or an increase of 23% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were $537.6 million, an increase of 29% year-over-year.

•	Value-added service (“VAS”) revenues were $69.8 million, an increase of 42% year-over-year.

•	Income from operations was $213.0 million, an increase of 32% year-over-year, representing an operating margin of 35%.

•	Net income attributable to Weibo was $181.7 million and diluted net income per share was $0.78.

•	Non-GAAP income from operations was $248.7 million, an increase of 39% year-over-year, representing a non-GAAP operating margin of 41%.

•	Non-GAAP net income attributable to Weibo was $209.6 million and non-GAAP diluted net income per share was $0.90.

•	Monthly active users ("MAUs") were 573 million in September 2021, a net addition of 62 million users on a year-over-year basis. Mobile MAUs represented 94% of MAUs.

•	Average daily active users ("DAUs") were 248 million in September 2021, a net addition of 23 million users on a year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the third quarter of 2021 had been the same as it was in the third quarter of 2020, or RMB 6.92=US$1.00.

Third Quarter 2021 Financial Results

For the third quarter of 2021, Weibo’s total net revenues were $607.4 million, an increase of 30% compared to $465.7 million for the same period last year.

Advertising and marketing revenues for the third quarter of 2021 were $537.6 million, an increase of 29% compared to $416.7 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were $516.8 million, an increase of 33% compared to $387.5 million for the same period last year, primarily attributable to solid advertising demand from key industries as well as strong sales execution.

VAS revenues for the third quarter of 2021 were $69.8 million, an increase of 42% year-over-year compared to $49.1 million for the same period last year, mainly attributable to the incremental revenues derived from the interactive entertainment company acquired in November 2020, while partially offset by decrease of revenue from live streaming business.

Costs and expenses for the third quarter of 2021 totaled $394.4 million, an increase of 29% compared to $304.8 million for the same period last year. The increase was primarily due to higher personnel-related cost and marketing expense.

Income from operations for the third quarter of 2021 was $213.0 million, an increase of 32% compared to $161.0 million for the same period last year. Operating margin was 35%, same as last year. Non-GAAP income from operations was $248.7 million, an increase of 39% compared to $179.4 million for the same period last year. Non-GAAP operating margin was 41%, compared to 39% last year.

Non-operating income for the third quarter of 2021 was $0.2 million, compared to a non-operating loss of $97.5 million for the same period last year. Non-operating income for the third quarter of 2021 mainly included (i) a $36.4 million net gain on fair value change of investments, which is excluded under non-GAAP measures; (ii) a $36.0 million impairment charge on equity investments, which is excluded under non-GAAP measures; and (iii) a $0.5 million net interest and other expense.

Income tax expenses for the third quarter of 2021 were $31.4 million, compared to $30.0 million for the same period last year.

Net income attributable to Weibo for the third quarter of 2021 was $181.7 million, compared to $33.8 million for the same period last year. Diluted net income per share attributable to Weibo for the third quarter of 2021 was $0.78, compared to $0.15 for the same period last year. Non-GAAP net income attributable to Weibo for the third quarter of 2021 was $209.6 million, compared to $152.9 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the third quarter of 2021 was $0.90, compared to $0.66 for the same period last year.

As of September 30, 2021, Weibo’s cash, cash equivalents and short-term investments totaled $2.71 billion. For the third quarter of 2021, cash provided by operating activities was $226.0 million, capital expenditures totaled $8.3 million, and depreciation and amortization expenses amounted to $14.1 million.

Business Outlook

For the fourth quarter of 2021, Weibo estimates its net revenues to increase by 15% to 20% year-over-year on a constant currency basis. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo's management team will host a conference call from 6:00 AM to 7:00 AM Eastern Time on November 11, 2021 (or 7:00 PM – 8:00 PM Beijing Time on November 11, 2021) to present an overview of the Company's financial performance and business operations.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with dial-in numbers, passcode and unique registrant ID by email. To join the conference, please use the conference access information provided in the email received at the point of registering.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/7755478

Additionally, a live webcast of the call will be available through the Company's corporate website at http://ir.weibo.com.

A telephone replay will be available from 22:00 China Standard Time on November 11, 2021 to 20:59 China Standard Time on November 19, 2021. To access the recording, please use the following dial-in information listed below:

United States:	+1 855 452 5696
Hong Kong:	800 963 117
Mainland China:	400 602 2065
International:	+61 2 8199 0299
Replay PIN:	7755478

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax primarily related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments, and amortization of convertible debt and unsecured senior notes issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses (benefit), and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2021	2020	2021	2021	2020
Net revenues:
Advertising and marketing	$537,620	$416,672	$502,338	$1,429,969	$1,032,678
Value-added service	69,814	49,067	72,128	210,827	143,843
Net revenues	607,434	465,739	574,466	1,640,796	1,176,521

Costs and expenses:
Cost of revenues (1)	102,978	77,198	92,548	275,296	214,892
Sales and marketing (1)	140,839	105,263	154,393	439,207	316,483
Product development (1)	118,821	83,511	101,419	316,806	233,881
General and administrative (1)	31,747	38,813	32,869	94,597	86,111
Total costs and expenses	394,385	304,785	381,229	1,125,906	851,367
Income from operations	213,049	160,954	193,237	514,890	325,154

Non-operating income (loss):
Impairment on, gain/loss on sale of and fair value change of investments, net	646	(103,787)	(76,814)	(134,368)	10,654
Interest and other income (expense) , net	(489)	6,311	11,474	24,489	34,301
	157	(97,476)	(65,340)	(109,879)	44,955

Income before income tax expenses	213,206	63,478	127,897	405,011	370,109
Provision of income taxes	(31,405)	(30,003)	(46,910)	(93,260)	(86,630)

Net income	181,801	33,475	80,987	311,751	283,479
Less: Net income (loss) attributable to non-controlling interests	63	(323)	(41)	(835)	(843)
Net income attributable to Weibo's shareholders	$181,738	$33,798	$81,028	$312,586	$284,322

Basic net income per share attributable to Weibo's shareholders	$0.79	$0.15	$0.36	$1.37	$1.25
Diluted net income per share attributable to Weibo's shareholders	$0.78	$0.15	$0.35	$1.36	$1.25

Shares used in computing basic net income per share attributable to Weibo's shareholders	228,675	227,110	228,099	228,185	226,728
Shares used in computing diluted net income per share attributable to Weibo's shareholders	237,183	227,793	229,555	229,765	227,352

(1) Stock-based compensation in each category:
Cost of revenues	$2,450	$1,407	$1,827	$5,690	$3,909
Sales and marketing	4,700	2,623	3,298	10,249	6,886
Product development	11,047	8,438	10,137	29,260	22,890
General and administrative	6,840	5,129	5,206	16,059	14,100

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$1,828,691	$1,814,844
Short-term investments	878,487	1,682,048
Accounts receivable, net	683,710	492,010
Prepaid expenses and other current assets	944,044	296,757
Amount due from SINA(1)	515,534	548,900
Current assets subtotal	4,850,466	4,834,559

Property and equipment, net	64,396	60,632
Goodwill and intangible assets, net	299,332	208,688
Long-term investments	1,195,549	1,179,466
Other non-current assets	588,293	51,772
Total assets	$6,998,036	$6,335,117

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$177,647	$149,509
Accrued expenses and other current liabilities	736,924	562,333
Deferred revenues	132,468	143,684
Income tax payable	115,241	102,844
Current liabilities subtotal	1,162,280	958,370

Long-term liabilities:
Convertible debt	895,505	892,399
Unsecured senior notes	1,537,840	1,536,112
Other long-term liabilities	71,998	61,906
Total liabilities	3,667,623	3,448,787

Redeemable non-controlling interests	74,170	57,714

Shareholders’ equity :
Weibo shareholders’ equity	3,226,943	2,812,425
Non-controlling interests	29,300	16,191
Total shareholders’ equity	3,256,243	2,828,616

Total liabilities, redeemable non-controlling interests and shareholders’ equity	$6,998,036	$6,335,117

(1) Included short-term loans to and interest receivable from SINA of $487.9 million as of  September 30, 2021 and $547.9 million as of December 31, 2020.

WEIBO CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2021	2020	2021	2021	2020
Income from operations	$213,049	$160,954	$193,237	$514,890	$325,154
Add:Stock-based compensation	25,037	17,597	20,468	61,258	47,785
Amortization of intangible assets resulting from business acquisitions	5,478	836	4,876	14,873	2,480
Non-cash compensation cost to non-controlling interest shareholders	5,140	-	4,649	18,420	-
Non-GAAP income from operations	$248,704	$179,387	$223,230	$609,441	$375,419

Net income attributable to Weibo's shareholders	$181,738	$33,798	$81,028	$312,586	$284,322
Add:Stock-based compensation	25,037	17,597	20,468	61,258	47,785
Amortization of intangible assets resulting from business acquisitions	5,478	836	4,876	14,873	2,480
Non-cash compensation cost to non-controlling interest shareholders	5,140	-	4,649	18,420	-
Net results of impairment on, gain/loss on sale of and fair value change of investments	(646)	103,787	76,814	134,368	(10,654)
Non-GAAP to GAAP reconciling items on the share of equity method investments	(1,715)	(3,658)	(8,091)	(10,881)	(5,554)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(233)	(21)	(198)	(72)	94
Tax effects on non-GAAP adjustments(1)	(6,856)	(1,062)	1,648	(12,356)	11,992
Amortization of convertible debt and unsecured senior notes issuance cost	1,611	1,595	1,611	4,834	4,333
Non-GAAP net income attributable to Weibo's shareholders	$209,554	$152,872	$182,805	$523,030	$334,798

Non-GAAP diluted net income per share attributable to Weibo's shareholders	$0.90 *	$0.66 *	$0.79 *	$2.25 *	$1.47 *

Shares used in computing GAAP diluted net income per share attributable to Weibo's shareholders	237,183	227,793	229,555	229,765	227,352
Add:The number of shares for dilution resulted from convertible debt(2)	-	6,753	6,753	6,753	6,753
Shares used in computing non-GAAP diluted net income per share attributable to Weibo's shareholders	237,183	234,546	236,308	236,518	234,105

Adjusted EBITDA:
Net income attributable to Weibo's shareholders	$181,738	$33,798	$81,028	$312,586	$284,322
Non-GAAP adjustments	27,816	119,074	101,777	210,444	50,476
Non-GAAP net income attributable to Weibo's shareholders	209,554	152,872	182,805	523,030	334,798
Interest income,net	(701)	(4,340)	(3,848)	(8,488)	(30,324)
Income tax expenses	38,261	31,065	45,262	105,616	74,638
Depreciation expenses	8,141	6,894	8,204	24,254	18,942
Adjusted EBITDA	$255,255	$186,491	$232,423	$644,412	$398,054

(1)	To exclude the provision for income tax primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences as the Company does not expect they can be realized in the foreseeable future.

(2)	To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*  Net income attributable to Weibo's shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION
UNAUDITED ADDITIONAL INFORMATION
(In thousands of U.S. dollars)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2021	2020	2021	2021	2020
Net revenues
Advertising and marketing
Non-Ali advertisers	$516,818	$387,517	$462,372	$1,335,901	$940,210
Alibaba - as an advertiser	20,802	29,155	39,966	94,068	92,468
Subtotal	537,620	416,672	502,338	1,429,969	1,032,678

Value-added service	69,814	49,067	72,128	210,827	143,843
	$607,434	$465,739	$574,466	$1,640,796	$1,176,521